

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

March 7, 2013

Via E-Mail
Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed August 22, 2012**
> **File No. 001-11373**

Dear Mr. Henderson:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 25

Notes to Consolidated Financial Statements, page 31

1. Basis of Presentation and Summary of Significant Accounting Policies, page 31

Sales Returns and Allowances, page 34

1.   We note your disclosure that you recognize sales returns as a reduction of revenue and cost of products sold for the sales price and costs, respectively, when products are returned; and that the amounts recorded in revenue and costs of products sold under this accounting policy closely approximate what would have been recorded had you accrued for sales returns and allowances at the time of the sale transaction. We further note the disclosure in your annual reports prior to June 30, 2010 that applying the provisions of SFAS No. 48 (now codified in ASC 605-15-25) would not materially change both the Company's financial position and results of operations. Please advise us of the following:

- Tell us why you do not accrue for estimated sales returns and allowances at the time of the sale transaction pursuant to ASC 605-15-25.

- Define for us your use of "closely approximate," and also confirm to us that applying the provisions of ASC 605-15-25 would not have materially changed both the Company's financial position and results of operations in fiscal 2012 and 2013 to-date.

- To the extent applicable, also confirm to us that in future filings you will clearly indicate that your financial position and results of operations would not have materially changed had you applied the provisions of ASC 605-15-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341or John Archfield at (202) 551-3315 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining